                                         NEWS RELEASE

                                                                                                                                         For Immediate Release

CBS Affiliate Chooses Norsat NewsLink™

(Vancouver, Canada) November 28, 2005, 09:00 EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) announced today that an Alaska-based CBS affiliate, KTVA Anchorage, has purchased the Norsat NewsLink™ for its news gathering operations.

 “The NewsLink will be our first step in satellite-based news gathering,” said Jerry Bever, Vice President/General Manager of KTVA.  “We felt that Norsat had the appropriate experience in Alaska with its systems, and we chose the NewsLink system because it is suitable for the Alaska climate and is easy to use.  We’re also impressed with Norsat’s technical expertise and commitment to service.

The Norsat NewsLink™ enables broadcast quality video in a compact, portable satellite terminal that packs into just three airline checkable cases.  The NewsLink™ supports industry standard MPEG-2/DVB-S encoding and is built to survive harsh conditions that are often typical of satellite news gathering assignments.

“Broadcasters from around the world continue to see incredible value in the NewsLink,” said William Coyne III, President and CEO, Norsat International. “Rugged, compact, easy to use and reliable –– these characteristics of NewsLink and our entire family of intelligent satellite systems help distinguish Norsat products from those of our industry competition.”

KTVA joins a long list of broadcasters including CBS, NBC, FOX, SKY News, ITN among many others who have chosen Norsat NewsLink™ for their news gathering operations. KTVA was the first commercial TV station to go on the air in Alaska on December 11, 1953. KTVA is owned by Media News Group Inc. of Denver, CO, which also owns more than 50 daily newspapers and other media outlets in the U.S.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets satellite products for high-speed data transmission.  For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold over 2.5 million products in 87 countries around the world. Norsat’s latest innovation is the Norsat OmniLink™ line of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Norsat’s sectors of concentration are HealthCare, Homeland Security, Military and Media.

Forward Looking Statements

Statements in this release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially.  Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

More Information Contact

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